Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Registration Statement on Form S-4 of our report relating to the combined financial statements and financial statement schedule of Dealer Services Business of Automatic Data Processing, Inc. (the “Company”) dated September 5, 2014, (May 5, 2015 as to Notes 1.D and 5), which report expresses an unqualified opinion and includes an explanatory paragraph related to the inclusion of expense allocations for certain corporate functions historically provided by Automatic Data Processing, Inc., appearing in the Prospectus, which is part of this registration statement. We also consent to the reference to us under the heading “Experts” in such Prospectus.

/s/ Deloitte & Touche LLP

Parsippany, New Jersey

May 5, 2015